FORM 6-K

02051843

SECURITIES AND EXCHANGE COMMISSIO[N]
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

SEC MAIL RECEIVED PROCESSING AUG 05 2002 WASH. D.C. 164 SECTION

P.E.
7/31/02

15 Marylebone Road
London
NW1 5JD
England

PROCESSED
AUG 21 2002
THOMSON
FINANCIAL

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's
Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 30th July 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 31st July 2002

COLT Telecom Group plc

By: ____________________

Mark A. Jenkins
Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Director**

   Steven P. Akin

3. **Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that persons spouse or children under the age of 18 or in respect of a non-beneficial interest**

   Notification is in respect of director

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)**

   N/A

5. **Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)**

   N/A

6. **Please state the nature of the transaction. For PEP transactions please indicate whether general/single co. PEP and if discretionary/non-discretionary**

   Grant of Share Options

7. **Number of shares/amount of stock acquired**

   N/A

8. **Percentage of issued Class**

   N/A

9. **Number of shares/amount of stock disposed**

   N/A

10. **Percentage of issued class**

    N/A

11. **Class of security**

    N/A

12. **Price per share**

    N/A

13. **Date of transaction**

    N/A

14. **Date Company informed**

    N/A

15. **Total holding following this notification**

    N/A

16. **Total percentage holding of issued class following this notification**

    N/A

If a director has been granted options by the company please complete the following

17. **Date of grant**

    29 July 2002

18. **Period during which or date on which exercisable**

    Options vest at a rate of 20% per annum, and are exercisable until 29 July 2012

19. **Total amount paid (if any) for grant of the option**

    Nil

20. **Description of shares or debentures involved: class, number**

    500,000 Ordinary 2.5p shares

21. **Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise**

    £0.48p

22. **Total number of shares or debentures over which options held following this notification**

    500,000

23. **Any additional information**

    N/A

24. **Name of contact and telephone number for queries**

    John Doherty: 0207 390 3681

Mark A. Jenkins

Company Secretary

Date of Notification: 30 July 2002

Company Announcements Office

Old Broad Street

London

EC2N 1HP

Facsimile: 0207 588 6057, 0207 334 8964/8965/8966

Enquiries: Company Monitoring and enquiries; UK Listing Authority